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                           April 15, 2021

       Dean Huge
       Chief Financial Officer, Treasurer, Secretary
       Splash Beverage Group, Inc.
       1314 E Las Olas Blvd.
       Suite 221
       Fort Lauderdale, FL 33301

                                                        Re: Splash Beverage
Group, Inc.
                                                            Form S-1 Filed
April 7, 2021
                                                            File No. 333-255091

       Dear Mr. Huge:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gordon at 202-551-3866 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing